Exhibit 12
EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited, dollars in thousands)

	FEBRUARY 28 (29),
	2002	2003	2004	2005	2006

EARNINGS:
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(93,854)	$(40,984)	$7,084	$(62,249)	$36,660
Add:
Fixed charges	139,802	114,631	74,351	51,094	81,989
Amortization of capitalized interest	74	74	74	74	74
Less:
Capitalized interest	—	—	—	—	—
Preferred stock dividends	8,984	8,984	8,984	8,984	8,984

Earnings	$37,038	$64,737	$72,525	$(20,065)	$109,739

FIXED CHARGES:
Interest expense (including amortization of debt expenses)	$128,625	$103,459	$62,590	$39,690	$70,586
Capitalized interest	—	—	—	—	—
Portion of rents representative of the interest factor	2,193	2,188	2,777	2,420	2,419
Preferred stock dividends	8,984	8,984	8,984	8,984	8,984

Fixed Charges	$139,802	$114,631	$74,351	$51,094	$81,989

Ratio of Earnings to Fixed Charges	N/A	N/A	N/A	N/A	1.3

Deficiency	$102,764	$49,894	$1,826	$71,159	$—